SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that it received today the Official Letter No. 101/2017/CVM/SEP/GEA-1 from the Brazilian Securities and Exchange Commission, requesting clarifications regarding the article published by the newspaper "O Globo" on February 21, 2017, entitled "Eletrobras considers 'inadequate' government indications for two directors", as transcribed at the end of this announcement.

In compliance with the aforementioned Official Letter, the Company clarifies that it is within its competence to propose members to the Executive Board of Directors of Itaipu Binacional, pursuant to article 12, paragraph 2nd, of Annex "A" of the Itaipu Binational Treaty.

The selection and approval of candidates for these positions are made according to the Company's governance rules.

Rio de Janeiro, February 23, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

Market Announcement

Free Translation of the Official Letter 101/2017/CVM/SEP/GEA-1

“Subject:  Request of clarification on news

Dear Sir,

1.      In refer to the news published on Fev 21, 2017, in the newspaper “O Globo”, under the title "Eletrobras considers 'inadequate' government indications for  two directors”.

2.      In view of the foregoing, we demand a statement from you regarding such news.

3.      3. The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

4.      It should be noted that CVM Instruction No. 358/2002, Article 3, provides that it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchange and any organized over-the-counter market on which the securities issued by the company are admitted to trading, any relevant act or fact occurring or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

5.      In addition, CVM Instruction No. 358/2002, article 4, sole paragraph, also provides for the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market.

6.      The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this letter, within 1 (one) business day, as of receipt  of the letter sent by email.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.